09042760

n.a. 12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 17 2009

Washington, DC 110

SEC FILE NUMBER
8- 16623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7791 Belfort Rd.
(No. and Street)

Jacksonville, FL 32256
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchens, Jr., James Gerald
(Name – *if individual, state last, first, middle name*)

106 Canal Blvd.	Ponte Vedra Beach	Florida	32082
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Co., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMY PANTFOEDER
Notary Public - State of Florida
My Comm. Expires Aug 17, 2012
Commission # DD 815234

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH & COMPANY
Jacksonville, Florida

FINANCIAL STATEMENTS
September 30, 2009 AND 2008

James G. Hutchens, Jr.
Certified Public Accountant

BIRKELBACH & COMPANY
Jacksonville, Florida

FINANCIAL STATEMENTS
September 30, 2009 AND 2008

BIRKELBACH & COMPANY

C O N T E N T S

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Birkelbach & Company
Jacksonville, Florida

I have audited the accompanying balance sheets of Birkelbach & Company as of September 30, 2009 and 2008 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's Board of Directors. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Birkelbach & Company as of September 30, 2009 and 2008 and the results of its operations for the years then ended in conformity with accounting principles accepted in the United States of America.

November 10, 2009

James G. Hutchens, Jr.
Certified Public Accountant

BIRKELBACH & COMPANY
Jacksonville, Florida

BALANCE SHEETS
September 30, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 6,102	$ 8,106
Commissions Receivable	2,905	2,626
Prepaid Expenses	386	
TOTAL ASSETS - all current	$ 9,393	$ 10,732
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 0	$ 0
Deferred Revenue	0	0
Total Liabilities	0	0
SHAREHOLDERS' EQUITY		
Common Stock, par value $ 10 per share authorized 500 shares, issued and outstanding 300 shares	3,000	$ 3,000
Retained Earnings	6,393	7,732
Total Shareholders Equity	9,393	10,732
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,393	$ 10,732

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended September 30, 2009 and 2008

	2009	2008
REVENUES		
Commission Revenue	$ 78,861	$ 131,371
Less Commission Expenses	74,400	125,000
Net Revenue	4,461	6,371
EXPENSES		
Professional Fees	750	750
Licenses, Dues, & Registration	900	945
Office Overhead	4,632	4,632
Miscellaneous	45	60
Total Operating Expenses	6,327	6,387
INCOME(LOSS) FROM OPERATIONS	(1,866)	(16)
OTHER INCOME	527	1,139
INCOME(LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,339)	1,123
PROVISION FOR INCOME TAXES		(168)
TAX BENEFIT FROM NET OPERATING LOSS CARRYFORWARD		168
NET INCOME(LOSS)	(1,339)	1,123
RETAINED EARNINGS, Beginning of Year	7,732	6,609
RETAINED EARNINGS, End of Year	$ 6,393	$ 7,732

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF CASH FLOWS
Years Ended September 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income(Loss)	$(1,339)	$ 1,123
Adjustment to reconcile net income (loss) to net cash provided(used) by operating activities:		
(Increase)Decrease in		
Commissions Receivable	(279)	16,068
Prepaid Expenses	(386)	
Increase(Decrease) in Accounts Payable		
Increase(Decrease) in Deferred Revenue		(17,500)
Net Cash Provided (Used) By Operating Activities	(2,004)	(309)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,004)	(309)
CASH AND CASH EQUIVALENTS, Beginning of Year	8,106	8,415
CASH AND CASH EQUIVALENTS, End of Year	$ 6,102	$ 8,106
SUPPLEMENTAL DISCLOSURES		
Cash Paid During Year for:		
Interest	$ 0	$ 0
Income Taxes	$ 0	$ 0

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

NOTES TO FINANCIAL STATEMENTS
September 30, 2009 and 2008

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Company is a member of the National Association of Securities Dealers and conducts its operations in accordance with membership requirements of that organization and the Securities and Exchange Commission. The Company does not carry customer accounts.

METHOD OF ACCOUNTING

The Company's records are maintained on the accrual basis of accounting for both financial and tax reporting purposes. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include checking accounts, money market accounts, and certificates of deposit maturing in six months or less.

The majority of the Company's cash is placed with one local banking institution. At times, the balances on deposit exceed federally insured limits. To date, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Note 2. INCOME TAXES

The Company had federal and state net operating loss carryforwards of $ 1,209, which it used $ 168 to offset current taxable income in the year ended September 30, 2008.

SUPPLEMENTARY INFORMATION

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

Board of Directors
Birkelbach & Company
Jacksonville, Florida

The accompanying supporting information required pursuant to Rule 17a-5(a) is presented for supplementary purposes and is not considered necessary for a fair presentation of the basic financial statements. My examination of the basic financial statements for the years ended September 30, 2009 and 2008, were made for the primary purpose of formulating an opinion on those statements. This supplementary data has been subjected to the applicable audit procedures I performed in my examination of the related basic financial statements.

In my opinion, all of the supporting information required by Rule 17a-5(a) is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Hutchens, Jr.
Certified Public Accountant

November 10, 2009

BIRKELBACH & COMPANY
Supplementary Information
September 30, 2009 and 2008

1. CHANGES IN SHAREHOLDERS' EQUITY

	2009	2008
Shareholders' Equity - Beginning of Year	$ 10,732	$ 9,609
Net Income(Loss) for the Year	(1,339)	1,123
Shareholders' Equity - End of Year	$ 9,393	$ 10,732

2. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company, at September 30, 2009 and 2008 had no liabilities that were subordinate to claims of general creditors.

3. PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

The Company does not have possession or control over securities.

4. MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT

No Material inadequacies were disclosed as a result of audits for the years ended September 30, 2009 and 2008.

5. EXEMPTION FROM RULE 15C3-3

The Company claims exemption from Rule 15c3-3 under section (k)(1) - Limited Business.

BIRKELBACH & COMPANY
Computation of Net Capital
September 30, 2009

6. NET CAPITAL COMPUTATION

Total Assets	$ 9,393
Less Total Liabilities	0
Capital	9,393
Less Other Assets	0
Current Capital	9,393
Less Appropriate "Haircuts"	0
Adjusted Net Capital	9,393
Minimum Capital Required	5,000
Excess Capital	$ 4,393
Amount of Aggregate Indebtedness	-0-
Ratio of Adjusted Net Capital to Aggregate Indebtedness	-0-

BIRKELBACH & COMPANY
Net Capital Reconciliation
September 30, 2009

7. NET CAPITAL RECONCILIATION

Computation of Net Capital As presented in audited financial statements	$ 9,393
Computation of Net Capital As presented on Form X-17A-5 Focus Report	$ 9,393

The Company hereby states that no differences exist between the Company's September 30, 2008 Focus Report(audited) and the Company's September 30, 2008 audited financial statements(SEC Rule 17a-5(d)(4)).